UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Broadwind Energy, Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Fran Stoller, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person John Cameron Drecoll

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,920,907 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,920,907 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,920,907 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.46%

14	Type of Reporting Person* IN

(1) Includes 201,613 shares held by one of his children as to which he claims beneficial ownership.

Item 1.	Security and Company.

This Amendment No. 7 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Broadwind Energy, Inc., a Delaware corporation (the “Company”) and amends the Schedule 13D originally filed on October 26, 2007 and amended on September 21, 2009, October 30, 2009, January 21, 2010, February 15, 2011 and May 13, 2011.  The address of the Company’s principal executive office is 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540. This Amendment No. 6 is filed to disclose the sale of shares by John Cameron Drecoll (the “Reporting Person”).  Items included in this Amendment contain changes or additions to the Schedule 13D. Excluded Items are either inapplicable or remain unchanged.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Person is the beneficial owner of an aggregate of 6,920,907 shares of Common Stock of the Company, representing approximately 6.46% of the total issued and outstanding shares.

(c) Between May 24, 2011 and June 23, 2011, the Reporting Person sold an aggregate of 1,234,169 shares in the open market at a weighted average price of $1.71

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 27, 2011

/s/ John Cameron Drecoll
John Cameron Drecoll